Exhibit 99.4
hepsiburada D-MARKET ELEKTRONiK HiZMETLER • VE TICARET A.~. 2022 ANNUAL REPORT 0 ;1/p

I) GENERAL INFORMATION

I.a) Fiscal period to which the report relates:

This Annual Report ("Annual Report") is in relation to the activities of D-Market Elektronik Hizmetler ve Ticaret A.Ş. (hereinafter referred to as "D-Market" or the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year 2022.

I.b) Corporate name of the Company, trade register number, communication information in relation to headquarters and, if any, its branches and, if any, its website address:

Corporate Name	: D-Market Elektronik Hizmetler ve Ticaret A.Ş.
Trade Registry Office	: Istanbul
Trade Registry Number	: 436165
Address	: Kuştepe Mah. Mecidiyeköy Yolu Cad. No:12 Kat: 2 Kule 2 34387 Şişli / İstanbul
Phone	: 212 705 68 00
Fax	: 212 397 26 08
Corporate Website	: investors.hepsiburada.com

The branches of the Company are listed below:

Branch	Telephone	Address
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Trump Towers Branch	0212 705 68 00	Kuştepe Mah. Mecidiyeköy Yolu Cad. No:12 Kat: 2 Kule:2 34387 Şişli, İstanbul
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Sancaktepe Branch	0549 438 05 53	Meclis Mah, Boğazici Cad, Seheryeli Sk, No:1, Karsan Plaza Sancaktepe, İstanbul
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi İzmir Torbalı Branch	0549 831 40 59	Kazım Karabekir Mah. Bekir Saydam Cad. No:76 D.No:1 Torbalı, İzmir
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Ankara Kazan Branch	0549 438 15 77	Saray Mah. 221. Sk. No:6 Kazan, Ankara
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Diyarbakır Yenişehir Branch	0549 826 33 35	Üçkuyu Mah. Mir Cebeli 1. Sk. No:5 Merkez, Yenişehir-Diyarbakır
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Adana Seyhan Branch	0549 438 18 53	Zeytinli Mahallesi Turhan Cemal Beriker Bulvarı No.623 Seyhan, Adana
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Erzurum Aziziye Branch	0549 836 10 55	Çiftlik Mahallesi, Tepe Mevkii, Ada:11202 Parsel:815 Yakutiye, Erzurum
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Gebze Branch	0549 827 18 69	İnönü Mah. Farabi Cad. No:3 Gebze Güzeller OSB Gebze, Kocaeli
D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi İstanbul Tuzla Branch	0536 067 08 53	İstanbul Deri Organize Sanayi Bölgesi, Dolap Cad. No:3 K-2 Özel Parsel Tuzla, İstanbul

The Company was established in April 2000 and it currently operates as a retail website (www.hepsiburada.com) offering its customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.)

As of 31 December 2022, the shareholders of D-Market are the members of Doğan Family, TurkCommerce B.V and The Bank of New York Mellon.

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I t) GENERAL INFORMATION (Continued) l.b) Corporate name of the Company, trade register number, communication information in relation to headquarters and, if any, its branches and, if any, its website address (continued): On July 6, 2021 , the Company completed an initial public offering ("IPO") of 65,251 ,000 American Depositary Shares ("ADSs") representing 65,251,000 Class B ordinary shares, at a price to the public of $12.00 per ADS on Nasdaq. Within the offering, 41,670,000 ADSs sold by the Company and 23,581,000 ADSs sold by a selling shareholder were offered. This number of shares included 8,511,000 ADSs sold by the shareholder pursuant to the underwriters' exercise in full of their over-allotment option. The ADSs began trading on the Nasdaq Global Select Market under the ticker name "HEPS" on July 1, 2021 . l.c) The organizational, capital and partnership structures of the Company and the changes in relation thereto within the fiscal period: l.c.1 Organizational Structure of the Company: The organizational structure of the Group as of December 31 , 2022 is as follows : Chief Executive Officer I Audll I I I I I I I I I I Commlth• Chief Chief Executive Corporate I O,iof Customer Chle-f Chief Chle-f Chief Officer of HepslGlobal Governance Legal Affalr.s Internal Financial Experience Commercial Marketing Technology Logistics ~ General Strategy Group Director and Audit Officer and People Officer Officer Officer Officer Flnanul Manager Securities Director Director Officer Dam manltk Director A~. Internal Audit Manager l.c.2 Capital and Shareholding Structure: The shareholding structure of the Company as of 31 .12.2022 is as follows: D-MARKET ELEKTRONiK HiZMETLER VE TiCARET A.~. Number of Share Nominal Value of Share Ratic Shareholder Shares Shares Group (TRY) (%) Hanzade Vasfiye Dogan Boyner 40,000,000 A 8,000,000 12.27 29,864,015 B 5,972,803 9.16 Vuslat Sabanci 48,539,180 B 9,707,836 14.89 Ya§iar Beg0mhan Dogan Faralyal1 48,539,170 B 9,707,834 14.89 Arzuhan Yalc;:indag 44,271,070 B 8,854,214 13.58 l§ill Dogan 2,032,785 B 406,557 0.62 Turkcommerce B.V. 47,501,070 B 9,500,214 14.57 The Bank of Newyork Mellon 65,251 ,000 B 13,050,200 20.02 TOTAL 325,998,290 A&B 65,199,658 100.00 2

I) GENERAL INFORMATION (Continued) l.c.2 Capital and Shareholding Structure (continued): At the extraordinary General Assembly meeting ("GAM") dated 25 May 2021, it was decided that the Company adopts the registered capital system as per the provisions of the Turkish Commercial Code ("TCC") numbered 6102 and nominal value of each share has been determined as TRY 0.20. Upon this GAM, the issued share capital of the Company was divided into 284,328,290 registered shares each with a nominal value of TRY 0.20. At the Board of Directors meeting dated 5 July 2021, the Board of Directors decided to increase the share capital of the Company by amounting to TRY 8,334,000 reaching TRY 65,199,658 through injection of additional capital. In addition to the capital increase, it has been decided to undertake a share premium of TRY 4,107,870,000 and to issue 41,670,000 class B shares with premium. Board of Directors allocated newly issued class B ordinary shares with a total nominal value of TRY 8,334,000 for 41,670,000 shares with TRY 0.2 nominal value each to underwriters for IPO of American Depositary Shares. Le) Statements in relation to the privileged shares and the voting rights of the shares: By means of the Extraordinary General Assembly Resolution dated 25.05.2021, the Articles of Association of the Company were amended, and the right of privilege was granted to shareholders of Group A. At the Ordinary and Extraordinary General Assembly meetings, Group A shares have been granted 15 (fifteen each) voting rights, and the Group B shares have been granted 1 (one) vote each save for the provisions of the TCC. Information on the privilege in the Company as of 31.12.2022 in the Articles of Association is presented below. TRANSFER OF SHARES ARTICLE 7 Transfer of Class B shares is unrestricted, provided that the relevant articles of the Turkish Commercial Code and provisions of these articles of association are reserved. However, Class A shares may be transferred within the framework of the arrangements provided in article titled "Elimination of Share Classes Partially or Completely and Privileged Votes" of these articles of association. PARTIAL OR FULL TERMINATION OF SHARE CLASSES AND PRIVILEGED VOTES ARTICLE 7/A A. Events Fully Eliminating Privileged Shares Except for the Permitted Transactions defined in section (D) of this article, in following events, the privileged voting afforded to Class A shares under these articles of association shall automatically terminate, to the extent permitted by the provisions of the Turkish Commercial Code and other legislation, without revival afterwards. In any case, if these situations occur, the articles of association hereby shall be amended and share classes and references to share classes shall be removed in the first general assembly meeting to be held thereupon: a. 180 days following the transaction that leads to the shares (including both privileged Class A shares and ordinary Class B shares) held by the shareholders who owns Class A shares falls below 7.5% of the total paid-in capital of the Company b. In the event that the shareholder who owns Class A shares is a real person, 180 days after the date of legal documentation of this person's or people's (i) death or (ii) permanent mental incapacity due to health reasons; c. 1 (one) calendar year after all duties and titles are terminated, in the event that the shareholder who owns Class A shares is a real person, this person or these people (a) resign from the Board of Directors of the Company, (b) do not become a candidate for the Company's board of directors and (c) in case the conditions of ceasing to hold any employment or consultancy position at the Company are fulfilled together and if this situation is not corrected within 1 (one) calendar year wholly and solely with their own will; 3

11) GENERAL INFORMATION (Continued) I.,;,) Statements in relation to the privileged shares and the voting rights of the shares (continued): B. General Time Limit Regarding the Privileged Shares Notwithstanding occurrence or non-occurrence of the events set forth under (a) to (c) above in section (A) of this article hereinabove, on the 20th anniversary of the date on which the Company's shares or other securities representing the Company's capital start to be traded in any stock exchange, the voting privilege afforded to all Class A shares existing as of such date, shall automatically terminate, to the extent permitted by the provisions of the Turkish Commercial Code and other legislation, without revival afterwards, In any case, if these situations occur, the articles of association hereby shall be amended and share classes and references to share classes shall be removed in the first general assembly meeting to be held thereupon. PARTIAL OR FULL TERMINATION OF SHARE CLASSES AND PRIVILEGED VOTES ARTICLE 7/A (Continued) C. Events Partially Eliminating Privileged Shares Except for the Permitted Transactions defined in section (D) of this article, in following events, the privileged voting afforded to Class A shares under these articles of association shall automatically terminate, to the extent permitted by the provisions of the Turkish Commercial Code and other legislation, without revival afterwards. In any case, if these situations occur, the articles of association hereby shall be amended and share classes and references to share classes shall be removed in the first general assembly meeting to be held thereupon: a. Except for the cases included in the scope of "Permitted Transactions" below, in the event that Class A shares are transferred to any third real or legal person, as of the date of this transfer, only in relation to the transferred shares; and b. Upon application of the shareholders who owns Class A shares to the Central Registry Agency of Turkey (Merkezi Kay1t Kurulu~u Anonim $irketi) or a substitute institution to convert such shares to tradable form in the stock exchange for any reason including for sale thereof in the stock exchange or subjecting the same to collateral and only in relation to the transferred shares. D. Permitted Transactions However, in case of occurrence of Permitted Transactions, even if they are within the scope of the transactions stated under the above headings (A), (B) and (C) of this article, Class A shares may be transferred without being converted to Class B shares. Below transactions are "Permitted Transactions": a. Legal or arbitrary transfer transactions to be made by the shareholder who owns Class A shares to his or her first or second degree relatives; and b. Transactions whereby Class A shares are transferred to a domestic or overseas legal entity whose management is controlled by the immediate blood relatives or second degree relatives of the shareholder who owns Class A shares. CAPITAL INCREASE AND DECREASE ARTICLE 8 The Company's share capital may be increased or decreased when necessary, within the framework of the provisions of the Turkish Commercial Code. Bonus shares issued in capital increases through bonus issues shall be distributed to the existing shareholders as of the date of the increase pro rata to their shares. Unless otherwise determined, in capital increases to be made, Class A shares shall be issued in return for the Class A shares and Class B shares shall be issued in return for the Class B shares. In paid capital increase, in relation to Class A shares, if the owners of the said shares do not exercise their right to acquire new shares, only the relevant Class A shares shall automatically be converted to Class B shares. 4

I) GENERAL INFORMATION (Continued)

I.ç) Statements in relation to the privileged shares and the voting rights of the shares (continued):

VOTING RIGHT AND APPOINTMENT OF PROXY
ARTICLE 23

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who owns these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved.

In the General Assembly meetings, votes are cast openly. However, a ballot can be held upon request of the shareholders who owns at least 1/20 of the capital represented in the meeting.

I.ç) Statements in relation to the privileged shares and the voting rights of the shares (continued):

AMENDMENT IN ARTICLES OF ASSOCIATION
ARTICLE 26

Amendments to the articles of association shall be decided in the general assembly to be called in line with the provisions of the Turkish Commercial Code and the Articles of Association, within the framework of provisions of the Turkish Commercial Code and the articles of association. The amendments to the articles of association must be registered and announced.

Amendments to the articles of association shall bind third parties after registration thereof. In case the amendment of the articles of association is subject to the permission of the Ministry of Trade or another public institution or organization, the draft amendments to the articles of association, which are not approved by the mentioned public institutions or organizations, cannot be included in the agenda of the general assembly and cannot be discussed.

Pursuant to the provisions of Article 454 of the Turkish Commercial Code, if the decision of the general assembly on amendment of the articles of association is of a nature that violates the rights of privileged shareholders of Class A shares, this decision shall be made in a special meeting to be held by Class A shareholders, unless approved by a decision they will take within the framework of the provisions of the relevant legislation, it is not applicable.

I.d) Information on the management organ, senior management and the number of employees:

I.d.1 Board of Directors:

The Members of the Board of Directors as at 31 December 2022 are as follows:

- Hanzade Vasfiye Doğan BOYNER (Chairman of the Board of Directors)
- Erman KALKANDELEN (Deputy Chairman of the Board of Directors)
- Vuslat SABANCI
- Tolga BABALI
- Mehmet Murat EMİRDAĞ
- Ahmet Fadıl ASHABOĞLU (Independent Board Member)
- Tayfun BAYAZIT (Independent Board Member)
- Halil Cem KARAKAŞ (Independent Board Member)
- Cemal Ahmet BOZER[1] (Independent Board Member)

(1) Cemal Ahmet Bozer resigned from the board of directors with the decision of the board of directors dated 2 January 2023 and Dr. Stefan Gross-Selbeck was appointed as an independent board member on the same date.

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Hanzade Vasfiye Doğan Boyner
Committee Memberships: None

Hanzade Vasfiye Doğan Boyner is our founder and has served as the Chair of our Board of Directors since she founded Hepsiburada in 2000. Ms. Doğan is an experienced entrepreneur and leader of e-commerce and technology businesses as well as blue-chip companies. In 2002, Ms. Doğan founded Nesine, one of Türkiye's leading sports betting platforms, and currently holds the position of chairwoman. From 2003 to 2007, Ms. Doğan was the chairwoman of Doğan Publishing, Türkiye's largest publishing company in terms of circulation at the time. From 2006 to 2010, Ms. Doğan was first a board member and then the chairwoman of Petrol Ofisi, Türkiye's main fuel-products distribution company and second largest corporation by revenue throughout that period.

Ms. Doğan is the founding board member and served as the Vice-Chairwoman of Global Relations Forum between 2009 and 2020. She has been a member of the Brookings Institute Board of Trustees since 2014. Ms. Doğan is a regular participant at the World Economic Forum and a Committee Member of the Digital Platforms and Ecosystems Initiative. Between 2012 and 2022, Ms. Doğan served as the chairwoman of the Aydın Doğan Foundation, a not-for-profit organization with a social mobility mission and currently serves as a board member.

Ms. Doğan holds a Bachelor's degree in Economics from the London School of Economics and a Master of Business Administration from Columbia University where she continues to serve as a member of the Business School Board of Overseers.

Erman Kalkandelen
Committee Memberships: None

Erman Kalkandelen has served as a member of our board since August 2020. Mr. Kalkandelen currently serves as the CEO and Chairman of Franklin Templeton Turkey. Mr. Kalkandelen previously co-managed the Templeton Emerging Market Small Cap strategy. He is currently heading the private equity practice of Franklin Templeton in Türkiye and CEE and focusing mainly on the technology industry. He is a member of the board of directors of Netlog Lojistik, Gözde Girişim and Gozde Tech Ventures, Fibabanka, Şok Marketler, Bleckmann, Penta Teknoloji and Bizim Toptan.

Mr. Kalkandelen holds a Master of Business Administration, with honors, from Sabanci University. During his MBA, he also studied strategic management at the Warrington School of Business Management, Florida University and graduated with honors from the Labor Economics Department of the Political Sciences Faculty, Ankara University.

Vuslat Sabancı
Committee Memberships: None

Vuslat Sabancı has been a member of our board of directors since 2020. Ms. Sabancı has over twenty years of experience in publishing and media. From 2004 to 2008, she served as the CEO of Hürriyet Publishing, Türkiye's foremost newspaper group, and as publisher from 2008 to 2018, during which time Hürriyet became a widely read and influential newspaper and Türkiye's largest digital content company. Prior to joining Hürriyet, Ms. Sabancı worked at The New York Times and The Wall Street Journal. Ms. Sabancı founded Hürriyet Emlak, one of Türkiye's leading real estate websites in 2016, and has been chairwoman since 2019. Ms. Sabancı sits on the board of a number of companies, including Doğan Group. Ms. Sabancı is a lifetime honorary board member of the International Press Institute (IPI) and serves on the Advisory Board of Columbia University's Global Centers, as well as on the Columbia Global Leadership Council.

In 2006, Ms. Sabancı received UN Grand Award for outstanding achievement for her social justice campaigns. She is Vice President of the not-for-profit Aydın Doğan Foundation and a founding board member of Turkish Businesswomen Association and the not-for-profit organization Endeavor Türkiye.

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Ms. Sabancı holds a Bachelor's degree in Economics from Bilkent University and completed her graduate studies in International Media and Communications at Columbia University's School of International and Public Affairs.

Tolga Babalı
Committee Memberships: Risk Committee, Corporate Governance Committee

Tolga Babalı has been a member of our board of directors since May 2021. Since 2008, he has held several management roles in Doğan Holding and related companies in the Doğan Group and, between August 2017 and March 2023, Mr. Babalı served as a Board member of Doğan Holding, with responsibility for financial and operational management. He continues to serve as a board member in a number of Doğan Group companies.

Prior to joining the Doğan Group, Mr. Babalı worked for the Tax Inspection Board and Revenue Administration at the Ministry of Finance of Türkiye from 1998 to 2008.

Mr. Babalı holds a Bachelor's degree in Economics from Gazi University, Ankara, and is certified as a Sworn-in Certified Public Accountant and an Independent Auditor.

Mehmet Murat Emirdağ
Committee Memberships: None

Mehmet Murat Emirdağ served as our Chief Executive Officer (CEO) from February 1, 2019 until December 31, 2022 and is currently a member of our board of directors.

Prior to Hepsiburada, Mr. Emirdağ held different executive and management roles at leading companies such as Instacart, Zynga, Microsoft and Unilever.

Mr. Emirdağ holds a Master of Business Administration from Columbia Business School and holds degrees in Chemical Engineering and Mechanical Engineering from Bosphorus University in Istanbul.

Ahmet Fadıl Ashaboğlu
Committee Memberships: Audit Committee, Corporate Governance Committee, Risk Committee (Chairman)

Ahmet Fadıl Ashaboğlu joined our board of directors in May 2022 as an independent board member. He began his career as a Research Assistant at MIT in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996-1999). After serving as a management consultant at McKinsey & Company, New York (1999-2003), Ahmet Fadıl Ashaboğlu moved back to Türkiye and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Fadıl Ashaboğlu is currently a board member of Mavi, Yapı Kredi Bank, Koç Financial Services, Koç Finansman, Sirena Marine and DP Eurasia N.V.

Ahmet Fadıl Ashaboğlu holds a BSc degree from Tufts University and a Master of Science degree from Massachusetts Institute of Technology (MIT), both in Mechanical Engineering.

Tayfun Bayazıt
Committee Memberships: Audit Committee (Chairman), Risk Committee

Tayfun Bayazıt has been a member of our board of directors since July 2021 as an independent board member. After having received a BS degree in Mechanical Engineering (1980) and an MBA from Columbia University, New York, (Finance and International Business - 1983), Mr. Bayazıt started his banking career at Citibank in 1983.

He subsequently worked in executive positions within Çukurova Group for 13 consecutive years (Yapı Kredi as Senior EVP and Executive Committee Member, Interbank as CEO, Banque de Commerce et de Placements S.A. Switzerland as President and CEO). In 1999, he was appointed as Vice Chairman of

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Doğan Holding and an Executive Director of Dışbank. In 2001, he assumed the CEO position at Dışbank. In 2003, he was also appointed Chairman and was requested to remain as CEO of Fortis Türkiye and the region in July 2005 after its acquisition. Subsequently, he was elected as Chairman of Fortis in 2006.

Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time Yapı Kredi was owned by a joint venture of the UniCredit and the Koç Group) as CEO and two years later he was elected as Chairman. He served as chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for 4 years. Yapı Kredi was the fourth largest high street bank in Türkiye with subsidiaries in Holland, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus.

Mr. Bayazıt left this post in August 2011 to set up his own firm "Bayazit Consulting Services." He was then elected as the Country Chairman for MarshMcLennan Group (Marsh, Mercer and Oliver Wyman exist in Türkiye) in September 2012 and serves on the board of directors of MLP Care (healthcare) and Coca Cola Icecek (bottling and distribution) as an independent director. He is also a board member at Aydem Enerji and Boyner companies.

He is a member of TUSIAD (Turkish Industrialists and Business Association) High Advisory Board and takes an active role in other non-governmental organizations such as the World Resources Institute, Corporate Governance Association of Türkiye. He is a member of the board of trustees of Bosphorus University and Turkish Education Volunteers Foundation.

Halil Cem Karakaş
Committee Memberships: Audit Committee, Corporate Governance Committee (Chairman)

Dr. Halil Cem Karakaş joined our board of directors in May 2022 as an independent board member. Dr. Karakaş is an industrial restructuring leader in global snacking industry. He has led large scale restructuring and growth programs in biscuit and chocolate industries building and rationalizing several dozen manufacturing plants around the world as well as leading omni-channel market entry programs. Latest, Dr. Karakaş was the founding CEO of Pladis, the largest European biscuit player and one of the largest snacking companies globally. Prior to that Dr. Karakaş held CEO and CFO roles in Yıldız Group and Erdemir Group of Türkiye. Dr. Karakaş is the executive chairman of Aran Ard Teoranta and Rudi's Organic, the fastest growing European and North American free-from bakery players.

Dr. Karakaş has a Bachelor's degree in management from Middle East Technical University, Master's degree in business administration in finance from Massachusetts Institute of Technology and a Doctorate degree in finance from Istanbul University.

Cemal Ahmet Bozer[(1)]
Committee Memberships: Audit Committee, Corporate Governance Committee, Risk Committee (Chairman) [(2)]

Cemal Ahmet Bozer became a member of our board of directors in 2016. Mr. Bozer started his career at DeVry Institute of Technology in 1983 as an Assistant Professor. He joined the audit firm Coopers & Lybrand in Atlanta in 1985, serving in a variety of audit, consultancy and management roles. He later joined Coca-Cola and served in financial roles from 1990 to 1997. In 1994, he took a leadership role at Coca-Cola Bottlers of Turkey (now Coca-Cola Icecek) as Chief Financial Officer and became its Managing Director, reporting to a board of JV partners. Returning to Coca-Cola in 2000 as Division President, Eurasia, he soon assumed Middle East responsibilities, and in 2007 became Group President for Eurasia. In 2008 Mr. Bozer was named Group President & COO, Eurasia & Africa, where he led business activities in 90 countries and in 2012, he was named as President of Coca-Cola International in more than 200 countries/territories.

Mr. Bozer has a Bachelor's degree in Management from the Middle East Technical University, Ankara, and a Master's degree in Business in Information Systems from Georgia State. While at Coopers & Lybrand Mr. Bozer became a Certified Public Accountant.

(1) Cemal Ahmet Bozer resigned from the board of directors with the decision of the board of directors dated 2 January 2023 and Dr. Stefan Gross-Selbeck was appointed as an independent board member on the same date.

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(2) Cemal Ahmet Bozer resigned from his roles in Corporate Governance Committee, Risk Committee and Audit Committee effective as of June 24, 2022.

Committees of the Board of Directors

We have three committees reporting to the Board of Directors, namely (1) Audit Committee, (2) Risk Committee and (3) Corporate Governance Committee. All members of these committees operate to fulfill the requirements of the U.S. Securities and Exchange Commission - SEC, U.S. Nasdaq, TCC and Turkish capital markets legislation.

Members of the Committees of the Board Directors as well as their duties and responsibilities are as follows:

(1) Audit Committee:

The Audit Committee assists our Board in its responsibilities for (i) the integrity of our financial statements, (ii) the qualifications and independence of our statutory auditors, (iii) oversight of our independent auditors' performance and our internal audit function, and (iv) compliance with legal and regulatory requirements, as well as environmental and social responsibilities. Members of the Audit Committee as of December 31, 2022, are as follows:

- Tayfun BAYAZIT (Chairman)
- Ahmet Fadıl ASHABOĞLU (Member)
- Halil Cem KARAKAŞ (Member)

Cemal Ahmet Bozer and Halil Korhan Öz resigned from their roles in the Audit Committee effective as of June 24, 2022. Ahmet Fadıl Ashaboğlu and Halil Cem Karakaş have been appointed to the Audit Commitee as of the same date.

(2) Risk Committee:

The Risk Committee is responsible for early identification of risks that pose a threat to the existence, development and continuity of our Company. It reviews Hepsiburada's risk management policies at least once a year. Members of the Risk Committee as of December 31, 2022 are as follows:

- Ahmet Fadıl ASHABOĞLU (Chairman)
- Tayfun BAYAZIT (Member)
- Tolga BABALI (Member)

Cemal Ahmet Bozer resigned from his role in the Risk Committee effective as of June 24, 2022. Ahmet Fadıl Ashaboğlu has been appointed to the Risk Commitee as of the same date.

(3) Corporate Governance Committee:

The Corporate Governance Committee periodically reviews whether the corporate governance principles are applied by our Board of Directors and makes recommendations to the Board of Directors on corporate governance issues. The Committee also fulfills the functions of the Nomination and Remuneration Committee, which advises the board on nomination and remuneration policies for the board and executives. Members of the Corporate Governance Committee as of December 31, 2022 are as follows:

- Halil Cem KARAKAŞ (Chairman)
- Ahmet Fadıl ASHABOĞLU (Member)
- Tolga BABALI (Member)

Cemal Ahmet Bozer and Tayfun Bayazıt resigned from their roles in the Corporate Governance Committee effective as of June 24, 2022. Ahmet Fadıl Ashaboğlu and Halil Cem Karakaş have been appointed to the Corporate Governance Commitee as of the same date.

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I.d.2 Senior Management:

Except for the members of the Company's Board of Directors, those who are conferred the authority and responsibility to plan, manage and control the activities of the Group directly or indirectly by the Board of Directors are defined as "senior management". The names and titles of the Company Group Heads as at 31 December 2022 are listed below:

Hepsiburada CEO	Mehmet Murat EMİRDAĞ(1)
Hepsiburada CFO	Halil Korhan ÖZ
Hepsiburada Chief Human Resources Officer	Esra BEYZADEOĞLU(2)
Hepsiburada Chief Commercial Officer	Murat BÜYÜMEZ(3)
Hepsiburada Chief Information Officer	Gürkan COŞKUNER(4)
Hepsiburada Chief Marketing Officer	Ender ÖZGÜN(3)
Hepsiburada Chief Technology Officer	Alexey SHEVENKOV
Hepsiburada Chief Logistics Officer	Mehmethan YALLAGÖZ
Hepsi Finansal CEO	Erkin AYDIN

(1) As of 1 January 2023, Nilhan Onal Gökçetekin was appointed as the Chief Executive Officer of the Company.
(2) As of 2 January 2023, Esra Beyzadeoğlu's title has been updated as Chief Customer Experience and Human Resources Officer and her responsibilities have been expanded to include customer experience and customer service functions.
(3) Murat Büyümez, has taken a leave of absence from his position between May 2, 2023 and September 21, 2023. Mr. Murat Büyümez is expected to take a new position in the Company as Chief Investment Officer effective on his return. As of May 2, 2023, the Company's Chief Marketing Officer, Ender Özgün, has assumed the responsibilities of the Chief Commercial Officer, in addition to his existing roles.
(4) As of 31 December 2022, Gürkan Coşkuner resigned from his position.

During the period, the following changes occurred in the senior management team:

- On June 1, 2022, Erkin Aydın was appointed as the Chief Executive Officer of Hepsi Financial.
- On July 22, 2022, Nilhan Onal Gökçetekin was appointed as the Chief Executive Officer of the Company, effective from January 1, 2023. Our former Chief Executive Officer Murat Emirdağ will continue to be a Member of the Board of Directors.

I.d.3 Number of Personnel:

As of 31.12.2022, the Group has 3,834 employees. (31.12.2021: 3,789)

I.e) Information about the transactions made by the members of the management body with the Company on behalf of themselves or someone else within the framework of the authorization given by the general assembly of the Company and their activities within the scope of the prohibition of competition:

As stated in TCC, it is permitted to authorize the members of the Board of Directors to carry out, on their own behalf or on behalf of others, any commercial transaction that falls within the scope of the Company's business, and to become a partner with unlimited liability in a company which is engaged in the same type

10

of commercial business, as specified in Article 396 of the TCC. The members of the Company's Board of Directors serve as members of the Board of Directors of some other Dogan Group companies, including those having similar fields of activity with our Company, and of the companies in which Franklin Templeton Turkey has a shareholding and in 2022, there were no significant transactions requiring information in this context. ) RENUMERATION PROVIDED TO THE MEMBERS OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT All rights, benefits and remuneration provided to the members of the Board of Directors are determined every year at the Group General Assembly. Except for the independent members of the Board of Directors, no "attendance fee" is paid to the members of the Board of Directors, and the executive Members of the Board of Directors may also receive monthly salaries, bonuses and related fringe benefits for their duties in the Company. The total amount of financial benefits such as salaries, bonuses, share-based payments, health insurance, communication and transportation provided to the Group's senior management consisting of Members of the Board of Directors, General Managers, Group Presidents and directors are disclosed in Note 26 Related Party Disclosures in the notes to the consolidated financial statements prepared in accordance with Turkish Accounting Standards/Turkish Financial Reporting Standards ("TAS/TFRS") for the period ended December 31, 2022. The Company does not provide any guarantees such as loans, credits and personal loans to any Member of the Board of Directors and executives and guarantees such as sureties in their favor. f111) RESEARCH AND DEVELOPMENT ACTIVITIES In 2022, the Group's website and application development costs amount to TRY 519,626 thousand. The Group's research and development activities are carried out at our two R&D Centers, located in Istanbul and certified by the Turkish Ministry of Industry, and Technology. Our projects encompass a wide range including recommendation engines, search engines, customer personalization, payment systems, as well as fraud prevention. Along with our existing trademarks and pending trademark filings, certain components of our website and mobile applications, including the design, codes, website and mobile application contents, images, software integrations and interfaces are under copyright protection under relevant copyright regulations. As of December 31, 2022, we held three patents in Ti.irkiye as D-Market and one patent as D-Fast. As of the same date, we also had nine pending patent applications as D-Market and six pending patent applications as D-Fast. As of December 31, 2022, we had approximately 867 employees dedicated to technology operations and 59 product function teams dedicated to a particular technology product. Our research and development centres cooperate with Turkey's leading universities, making the Group attractive for technological talents and engineers. IV) THE COMPANY'S ACTIVITIES AND SIGNIFICANT DEVELOPMENTS IN RELATION TO THE ACTIVITIES IV.a) Information on investments made by the Group in the related accounting period: In 2022, the Group purchased fixtures and fittings amounting to TRY 130,760 thousand, vehicles amounting to TRY 33,721 thousand and spent TRY 12,316 thousand on leasehold improvements within the scope of warehouse renovations and warehouse investments. The total purchase price of software and rights purchased by the Group amounts to TRY 69,579 thousand. fg7 11

IV) THE COMPANY'S ACTIVITIES AND SIGNIFICANT DEVELOPMENTS IN RELATION TO THE ACTIVITIES (continued) IV.b) Information on the Group's internal control system and internal audit activities and the Board of Directors' opinion on this matter: The Group has manual and automated internal control systems in place against financial and operational risks. The efficiency of internal controls is regularly reviewed and new control points are included in the process when necessary. The Internal Audit Department, which reports directly to the Board of Directors and the Audit Committee, is responsible for carrying out audit activities across the Group and its subsidiaries in accordance with International Standards for the Professional Practice of Internal Auditing and reporting the findings to the Audit Committee. Audit activities mainly consist of operational (technology and business processes) audits performed within the framework of annual risk-based audit plans and compliance audits with Article 404 of the Sarbanes Oxley Act. Operational audit activities are performed in accordance with the annual audit plan prepared based on the risk-based audit approach. Through these audits, the Internal Audit function assesses the effectiveness of the Company's risk management, control and corporate governance processes, assures the Board of Directors and the Audit Committee on these processes, and helps the Company achieve its objectives. Within the scope of compliance with Section 404 of the Sarbanes Oxley Act, audit activities are carried out within the framework of the annual plan to provide assurance on the existence, adequacy and effective operation of the internal control structure established in the Group and Group Companies whose financial statements are consolidated. All stages of the audit activities carried out within the scope of compliance with the aforementioned article, starting from the planning stage to the follow-up and finalization of the internal control deficiencies and actions identified, are regularly reported to the Audit Committee, the Chief Executive Officer and the Chief Financial Officer. The Internal Audit Department also performs a consultancy function on current issues and matters requested by the management. The Internal Audit mechanism operates with a risk-based audit approach. In this framework, possible functional and organizational risks are constantly reviewed. The main input of the audit activities is the risk analyses resulting from these studies. The Group has also established an Internal Control and Compliance Department. This team, which is tasked with ensuring that all existing business processes and newly established processes are operated with controls to minimize risks, reports periodically to the Chief Financial Officer and the Audit, Risk and Corporate Governance Committees of the Board of Directors. IV.c) Information on the Company's direct or indirect subsidiaries and their shareholding rates: Information regarding the direct and indirect subsidiaries of D-Market is presented below: 12

IV) THE COMPANY'S ACTIVITIES AND SIGNIFICANT DEVELOPMENTS IN RELATION TO THE ACTIVITIES (Continued)

1) D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. ("D-Fast")

D FAST DAĞITIM HİZMETLERİ VE LOJİSTİK A.Ş.			
Shareholders	**Number of Shares**	**Share Amount (TRY)**	**Share Ratio (%)**
D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.	222,329,299	222,329,299.00	100.00
TOTAL	**222,329,299**	**222,329,299.00**	**100.00**

D-Fast was established on February 26, 2016 and operates as a cargo and logistics company that provides last-mile delivery services to the customers of Hepsiburada and other e-commerce websites with which it has an agreement. As of December 31, 2022, D-Fast provides services in 81 provinces.

2) D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. ("D-Ödeme")

D ÖDEME ELEKTRONİK PARA VE ÖDEME HİZMETLERİ A.Ş.			
Shareholders	**Number of Shares**	**Share Amount (TRY)**	**Share Ratio (%)**
D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.	196,535,857	196,535,857.00	100.00
TOTAL	**196,535,857**	**196,535,857.00**	**100.00**

D-Ödeme was established on June 4, 2015 and provides payment services intermediation and e-money services. D-Ödeme obtained an operating license from the Banking Regulation and Supervision Agency on February 20, 2016. D-Ödeme carried out its first payment services transaction on June 15, 2016. D-Ödeme launched the Hepsipay wallet, a digital wallet product integrated into the Hepsiburada's platform, in June 2021. Operating as Hepsiburada's payment gateway, D-Ödeme enables its customers to pay with their e-money account balances and registered cards.

13

IV) THE COMPANY'S ACTIVITIES AND SIGNIFICANT DEVELOPMENTS IN RELATION TO THE ACTIVITIES (Continued) IV.c) Information on the Company's direct or indirect subsidiaries and their shareholding rates (continued): 3) Hepsi Finansal Dam!?manhk A.$. ("Hepsi Finansal") HEPSi FiNANSAL DANl$MANLIK A.$. Shareholders Number of Share Amount Share Ratio(%) Shares (TRY) D-MARKET ELEKTRONIK 49,000,000 49,000,000.00 100.00 HiZMETLER VE TiCARET A.$. TOTAL 49,000,000 49,000,000.00 100.00 Established on December 1, 2021, Hepsi Finansal plans to operate as a holding company for the Group's financial technology operations and aims to provide financial solutions to Hepsiburada's customers. Hepsi Finansal is the main shareholder of Doruk Finansman A.$. (the current trade name of the company is "Hepsi Finansman A.$."), which was acquired in February 2022. 4) Hepsi Finansman A.$. ("Hepsi Finansman") HEPSi FiNANSMAN A.$. Shareholders Number of Share Amount Share Ratio(%) Shares (TRY) HEPSI FINANSAL 50,000 50,000,000.00 100.00 DANl$MANLIK A.$. TOTAL 50,000 50,000,000.00 100.00 Doruk Finansman A.$.'s trade name has been changed to Hepsi Finansman A.$. as published in the trade registry gazette dated January 9, 2023 and numbered 10743. As of December 31, 2022 Hepsi Finansman has not yet begun its credit operations for a new portfolio. It carries out collection operations of the portfolio acquired from Doruk Finansman A.$. IV.c) Information on the Group's own shares acquired: The Group did not acquire its own shares during the period. IV.d) Explanations regarding the private audit and public audit conducted during the accounting period: The examination initiated by the Tax Office in July 2020 for the years 2018 and 2019 of the Company was completed in 2022. As a result of the examination, the Company paid an additional tax of TRY 282,582. IV.e) Information about the lawsuits filed against the Group that may affect the financial status and operations of the Company and their possible outcomes: On September 28, 2021, a class action lawsuit before the Supreme Court of the State of New York ("State Court") was filed against the Company and various other defendants. On October 21, 2021 , a separate class action lawsuit was filed against the Company and various other defendants before the Federal Court for the Southern District of New York ("Federal Court"). Both lawsuits allege that the Company made false ~) <Ztx 14

IV) THE COMPANY'S ACTIVITIES AND SIGNIFICANT DEVELOPMENTS IN RELATION TO THE ACTIVITIES (Continued) IV.e) Information about the lawsuits filed against the Group that may affect the financial status and operations of the Company and their possible outcomes (continued): and/or incomplete statements and violated applicable laws in the Registration Statement and Prospectus issued in connection with the Company's U.S. initial public offering. Lawsuits are currently pending. Opinions on the possible legal and financial risks regarding the course and possible outcomes of these lawsuits were obtained from expert and leading law firms in the United States of America and from financial advisors who are also experts in their fields . These opinions were of the view that discontinuation and termination of these lawsuits through settlement would save our Company from a major financial burden. In this context, within the scope of the decision of our Board of Directors numbered 2022/30 and dated November 10, 2022, in line with the opinions of the relevant expert legal and financial advisors, it was decided to settle with the counterparties of the lawsuits. In this regard, a mediation process was initiated for the final settlement of both lawsuits that would lead to eliminating the uncertainties, costs and risks of long-term, complex proceedings and saving time, effort and costs created by class actions, without any admission of liability or fault and following the negotiations led by an experienced mediator in the field, the plaintiff and defendant parties agreed on a binding settlement term sheet on December 2, 2022. Accordingly, the Company agreed to pay TRY 260,375 thousand (USO 13,900 thousand) to fully settle both lawsuits. Concerning USO 3,975 thousand of the USO 13,900 thousand, a binding contribution term sheet was signed on December 5, 2022, providing that the Company will receive a contribution payment from TurkCommerce B.V., another defendant who sold shares during the public offering, subject to certain preconditions. In this respect, the Company has provided a provision amounting to TRY 260,375 thousand (USO 13,900 thousand) in its consolidated financial statements as of December 31, 2022. Regarding both lawsuits, the settlement agreement prepared by the plaintiff and defendant parties was signed and submitted to the preliminary approval of the Federal Court in March. In its preliminary approval decision of April 20, 2023, the Federal Court held that the settlement agreement concluded between the parties: (i) was concluded by sufficiently informed parties, after protracted negotiations, and on an arm's length basis, under the direction of an experienced mediator; (ii) eliminates the risks to the parties in the event of continued litigation; (iii) does not constitute an unfairly preferential treatment in favor of the plaintiffs or certain segments of the settlement class; (iv) does not result in excessive fees to plaintiffs' counsel; (v) appears to fall within an acceptable range for possible approval and is sufficiently equitable, reasonable and fair to require notice to settlement class members. Additional information on the settlement process and the settlement agreement is provided in this Annual Report's Section 8 titled "other matters", subparagraph 9. More detailed information is provided in the consolidated financial statements prepared in accordance with TAS/TFRS for the period ended December 31 , 2022, at Note 15. IV.f) Explanations on administrative or judicial sanctions imposed on the Group and the members of the management body due to practices contrary to the provisions of the legislation: There are no significant administrative or judicial sanctions imposed on the Group and the members of the management body due to practices contrary to the provisions of the legislation. More detailed information is provided in the consolidated financial statements prepared in accordance with TAS/TFRS for the period ended December 31, 2022, at Note 15. IV.g) Information and evaluations on whether the targets set in the previous periods have been achieved, whether the resolutions of the general assembly have been fulfilled, and if the targets have not been achieved or the resolutions have not been fulfilled, the reasons thereof: The Ordinary General Assembly Meeting of the Company for the year 2021 was held on 24.06.2022 at the Company headquarters. At the said Ordinary General Assembly Meeting, the meeting quorum was met with ~ 0,82~ esolutions were adop::d by open ; IA

IV) THE COMPANY'S ACTIVITIES AND SIGNIFICANT DEVELOPMENTS IN RELATION TO THE ACrlVITIES (Continued): IV.g) Information and evaluations on whether the targets set in the previous periods have been achieved, whether the resolutions of the general assembly have been fulfilled, and if the targets have not been achieved or the resolutions have not been fulfilled, the reasons thereof (continued): There is no situation of non-fulfilment of the targets set in the previous periods and the relevant general assembly resolutions. IV.g) If an extraordinary general assembly meeting was held during the year, information on the extraordinary general assembly meeting, including the date of the meeting, the resolutions adopted at the meeting and the actions taken in relation thereto: No extraordinary general assembly meeting was held during the year. IV.h) Information on donations and grants made by the Group during the year and expenditures made within the framework of social responsibility projects: During the year, the Group donated approximately TL 3,721 thousand to various institutions and organisations. IV.1) Legal transactions carried out by the company in favour of the parent company or group companies, measures taken or avoided in favour of group companies: Although our Company has the status of a controlling company, there are no measures taken or avoided to be taken for the benefit of group companies in 2022 or any transactions that need to be compensated . IV.i) Whether the Company has obtained an appropriate counter performance in the legal transactions mentioned in subparagraph (IV.1), whether the measure taken or avoided to be taken has caused damage to the Company, and if the Company has suffered damage, whether it has been compensated: Since there are no transactions in the Company as listed in paragraph (IV.1) of the report, there is no loss to be recognised. I V) FINANCIAL SITUATION V.a) The management body's analysis and assessment of the financial position and results of operations, the degree of realisation of planned activities, the company's position vis-a-vis the set strategic objectives: Despite the challenging macroeconomic conditions throughout the year, we closed 2022 with 85.8% revenue growth and 208% gross profit growth compared to the previous year, with strong increases in our key operational metrics. Thanks to our efforts to enhance customer experience, our wide product range and various payment solutions, we increased gross sales volume and improved our path to profitability. Our operating loss decreased by TL 478.9 million year-on-year to TL 1.7 billion. Net loss for the period increased by TL 524.5 million year-on-year to TL 1.2 billion due to higher net financial expenses. In 2022, we increased our total number of active customers to 12.2 million with over 900,000 new customer acquisitions, thanks to our strong value proposition that provides a fast and reliable experience to our customers, various payment solutions and developments in our marketing activities. We increased the order frequency from 4.7 per customer per year in 2021 to 6.6 per customer per year in 2022 with an increase of 39% on an annual basis. The total number of orders placed through the Hepsiburada platform was 80.4 million with a 50.4% growth compared to last year. ~ 16

FfNANCIAL SITUATION (continued) V.a) The management body's analysis and assessment of the financial position and results of operations, the degree of realisation of planned activities, the company's position vis-a-vis the set strategic objectives (continued): According to the results of the independent market research we commissioned as a company, we maintained our sector leadership with the highest Net Recommendation Score (NRS) in the Turkish e-commerce market in 2022 with the privileged delivery and payment services we offer as Hepsiburada. The number of Hepsiburada Premium members, our paid customer loyalty programme launched in July 2022, reached 615 thousand by the end of the year. We see that this programme is effective in increasing customer loyalty and order frequency. Hepsipay, Hepsiburada's wallet and payment gateway solution, reached 11 million users as of 31 December 2022. With the "Buy Now, Pay Later" solution we started offering this year, we enabled over 150 thousand customers to shop without postponing their needs. In 2022, our number of active sellers increased by 33% compared to the previous year, reaching approximately 100 thousand, while the number of products we offer on the platform approached 164 thousand. We launched the "Hepsiburada i~ Ortag1m" programme, which offers comprehensive services to sellers, and the member merchant application. With various campaigns we organised, we both benefited our customers and supported our sellers to increase their sales. The share of marketplace sales in total sales volume was 67%. Our logistics company D-Fast, one of Hepsiburada's important strategic investments in achieving excellence in customer satisfaction, continued its services with 2,453 vehicles in 81 provinces of Turkey. In 2022, 65% of the orders placed through the Hepsiburada platform were delivered by HepsiJet. We continued to provide our "Return on Delivery" service, which is one of the firsts in the sector and which we have been offering since 2021, through HepsiJet. In 2022, HepsiJet also started to offer new services to its customers such as live tracking of their packages, postponing delivery and changing the delivery address while in shipment. In 2022, HepsiJet patented the 'Multi-Vehicle Route Optimisation' technology, which increased operational efficiency. In 2023, we will continue to work diligently to achieve our strategic goals despite the uncertainties and challenges posed by global and local market and macroeconomic conditions. We will be ready to make the necessary adjustments to our plans according to possible developments. By prioritising customer loyalty, differentiating our logistics and financial services businesses and opening these businesses to external customers, focusing on our strategic priorities with disciplined cash and cost management, we hope to take firm steps towards our prioritised profitability target. V.b) Information on the Group's sales, productivity, revenue generation capacity, profitability, debt/equity ratio and other issues that will give an idea about the results of the Group's operations in comparison with previous years and forward-looking expectations: In 2022, our total revenue increased by 85.8% to 14.0 billion. Total orders increased by 50.4% year-on-year to 80.4 million. The financial ratios calculated from the Group's balance sheet and income statement prepared in accordance with the TCC are as follows; 17

V) FINANCIAL SITUATION (Continued) V.b) Information on the Group's sales, productivity, revenue generation capacity, profitability, debt/equity ratio and other issues that may give an idea about the results of the Group's operations in comparison with the previous years and prospective expectations (continued): PRODUCTIVITY RA TES 2022 2022 2021 2021 Operating Capital Turnover Rate REVENUE 14,042,209 7,558,021 1 CURRENT ASSETS 8,307,013 24.46 7,085,012 3.63 SHORT-TERM FOREIGN RESOURCES 7,732,813 5,000,549 Equity Turnover Rate REVENUE 14,042,209 7,558,021 2 8.94 l 2.82 OZKAYNAKLAR 1,569,955 I 2,676,176 ' Asset Turnover Rate REVENUE 14,042,209 L 7.5~8.021 3 1.48 0.96 TOTAL ASSETS 9,512,178 I 7,881,363 PROFITABILITY RATIOS Operating Profitability Ratio OPERATING PROFIT OR LOSS (1,744,125) (2,223,014) 1 (0.12) (0.29) REVENUE 14,042,209 7,558,021 Gross Safes Profitability Ratio GROSS PROFIT OR LOSS FROM SALES 2,762,954 895,974 2 0.20 ' 0.12 REVENUE 14,042,209 7,558,021 I i Return on Equity Ratio NET PROFIT OR LOSS FOR THE PERIOD (1,224,592) (700,078) 3 EQUITY (0.78) (0.26) 1,569,955 2,676,176 Net Profit Ratio NET PROFIT OR LOSS FOR THE PERIOD (1,224,592) (700,078) 4 (0.09) (0 .09) REVENUE 14,042,209 7,558,021 LIQUIDITY RATIOS Current Ratio CURRENT ASSETS 8,307,013 7,085,013 1 1.07 1.42 KVYK 7,732,813 5,000,549 Liquidity Ratio CURRENT ASSETS 8,307,013 7,085,013 2 STOCKS 1,724,330 0.85 1,639,480 1.09 KVYK 7,732,813 5,000,549 Cash Ratio READY ASSETS 5,266,008 3,813,469 3 SECURITIES 0.68 0.76 0 0 KVYK 7,732,813 5,000,549 Debt-to-Cash/Equity Ratio DEBT OR CASH (4,979,668) (3,409,035) 4 EQUITIES (3.17) (1.27) 1,569,955 2,676,176 18 I I I I I

IV) FINANCIAL SITUATION (Continued) V.b) Information on the Group's sales, productivity, revenue generation capacity, profitability, debt/equity ratio and other issues that may give an idea about the results of the Group's operations in comparison with the previous years and prospective expectations (continued): Current Period Previous Period 31 December 2022 31 December 2021 Revenue 14,042,209 7,558,021 Gross Profit 2,762,954 895,974 Net Loss for the Period (1,224,592) (700,078) For 2023 and beyond, we have identified our strategic priorities. Accordingly, the Hepsiburada Premium programme will continue to be an important asset in increasing customer loyalty in 2023. Hepsipay, which offers solutions that support the purchasing power of our customers, and HepsiJet, which aims for excellence in customer experience, will be important points of differentiation for Hepsiburada. In 2023, we aim to increase the number of businesses served by HepsiJet and make our financial technology solutions offered by Hepsipay available to other retailers. In 2023, we continue our efforts with a focus on sustainable growth and profitability. V.c) Determinations and assessments of the management body as to whether the Group's capital is uncovered or insolvent: The Group incurred a loss of approximately TL 1.225 million in 2022 and has a retained loss of approximately TL 1.726 million as at 31 December 2022. Despite this situation, the Group generated positive operating cash flow in 2022 and had cash and cash equivalents of approximately TL 5.266 million as at 31 December 2022. The current year loss is mainly due to the increase in operational expenses such as advertising expenses, transport costs and personnel expenses as well as the intense competition in 2022. As of 31 December 2022, the Company's and each of its subsidiaries' capitals are not unsecured, and liabilities do not exceed assets pursuant to Article 376 of the TCC. V.i;) Measures to be taken to improve the Group's financial structure: As we operate with negative net working capital , we finance our debt with cash generated from operations. We anticipate maintaining our negative net working capital position and to fund our debt as well as our acquisition commitments through available cash and cash equivalents, cash generated from operations and available funds to the extent available to us under our existing borrowing facilities. We are focused on improving our inventory management and managing our marketing spend effectively and appropriately to the target customer. We are also constantly evaluating our business with a focus on profitability and implementing necessary changes in business models. In addition to pursuing financing opportunities, we remain focused on improving our overall operating performance and liquidity by evaluating different options that may be open to us, restructuring plans or strategic options related to our strategic assets and renegotiating more favourable payment terms with our suppliers. We dynamically review our staffing levels required to sustain our operations and take appropriate action as necessary. /I/) 19

[V) FINANCIAL SITUATION (Continued) V.d) Information on the dividend distribution policy, and if no dividend distribution is to be made, the justification thereof and the proposal on how the undistributed profit will be utilised: Article 519 of the Turkish Commercial Code shall apply to the legal reserves to be set aside by the Company. The amount remaining after deducting the amounts that must be paid or set aside by the Company, such as the general expenses of the Company and various depreciation costs, and the taxes that must be paid by the Company, from the revenues determined at the end of the accounting period of the Company and the net profit for the period shown in the annual balance sheet, the amount remaining after deducting the losses of previous years, if any, shall be distributed in the following order and principles: General Legal Reserves a) Pursuant to Article 519 of the Turkish Commercial Code, 5% of the net profit for the period calculated in this manner is set aside each year as general legal reserves until it reaches 20% (twenty per cent) of the paid-in capital. First Profit Share b) From the remaining amount, first dividend is allocated over the amount to be found by adding the amount of donations made during the year, if any, in accordance with the Turkish Commercial Code within the framework of the Company's profit distribution policy. After the above-mentioned deductions are made, the General Assembly has the right to decide to distribute the dividend to the members of the Board of Directors, employees of the Company and persons other than shareholders. Second Profit Share c) The General Assembly may resolve to distribute the remaining portion of the net profit for the period, after deducting the amounts specified in subparagraphs (a) and (b), in whole or in part, as second dividend or to set it aside voluntarily as reserves in accordance with Article 521 of the Turkish Commercial Code. General Legal Reserves d) Ten per cent of the amount found after deducting the dividend at the rate of 5% of the capital from the portion decided to be distributed to the shareholders and other persons participating in the profit shall be added to the general legal reserve fund in accordance with the second paragraph of Article 519 of the Turkish Commercial Code. Unless the reserves required to be set aside in accordance with the Turkish Commercial Code and the dividend determined for the shareholders in the articles of association or dividend distribution policy are set aside, no decision can be made to set aside other reserves, to transfer profit to the following year, to distribute dividends to the members of the board of directors, employees of the partnership and persons other than shareholders, and no dividend can be distributed to these persons unless the dividend determined for the shareholders is paid in cash. Dividends are distributed equally to all shares existing as of the date of distribution, regardless of their issue and acquisition dates. The General Assembly will decide on the amount to be distributed from this profit and how it will be distributed, taking into consideration the Company's financial situation, initiatives and investments. The method and time of distribution of the profit decided to be distributed shall be decided by the General Assembly upon the proposal of the Board of Directors on this matter. The profit distribution decision made by the general assembly in accordance with the provisions of these articles of association cannot be revoked. Since there is no distributable profit for the period according to the financial statements of D Market prepared in accordance with TCC as of 31 December 2022, there is no profit distribution proposal presented to the General Assembly. 20

I VI) RISKS AND ASSESSMENTS OF THE BOARD OF DIRECTORS IN RELATION THERETO VI.a) Information on the risk management policy that the Group will implement against the foreseen risks: Risk Management, monitoring and measurement of financial, operational and compliance risks are carried out by the Board of Directors and senior managers in the Group. In addition, the Risk Committee, consisting of three independent Members, two of whom are Members of the Board of Directors, was established in 2021 to work in charge of this issue. This committee continued its activities in 2022 in accordance with the committee bylaws. Financial, Compliance and Operational Risk Management: Risk management activities aimed at defining and detecting the risks faced by the Group and controlling and reducing the possible risks identified in this way are carried out in coordination with the Company's senior management and financial affairs department. Within this framework, in order to minimize and manage the risks specific to the sectors in which they operate, senior managers and unit managers were provided with training on legislation, thereby establishing a risk perception and raising awareness at all levels. In the management of compliance risks with the legislation of tax, commercial law and other regulatory authorities, which have an important place in financial , operational and compliance risks, evaluation meetings are held from time to time with the participation of auditing and certified public accountant companies, under the coordination of the Group CFO, and risks are constantly monitored. Along with this, the Internal Control and Compliance team evaluates the risks in all business processes that affect the financials and questions the existence of controls that respond to such risks. Financial Risk Management: The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance. a) Liquidity Risk: The Group manages the liquidity risk by regularly monitoring the cash flows and ensuring the continuation of sufficient funds and borrowing reserves by matching the maturities of financial assets and liabilities. Prudent liquidity risk management expresses the ability to keep sufficient cash, the availability of sufficient credit transactions, the availability of fund resources and the ability to close market positions. The funding risk of current and prospective debt requirements is managed by maintaining the availability of sufficient number of high quality credit providers. b) Foreign Currency (Exchange Rate) Risk: The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. The Group monitors its exchange rate risk and net monetary position on a monthly basis through regular reporting and meetings. Monitoring is ensured by checking that foreign currency balances are within the approved limits. c) Credit Risk: Credit risk consists of cash and cash equivalents, deposits held with banks and customers exposed to credit risk including uncol\ectible receivables. Ownership of financial assets entails the risk that the other party will not be able to fulfill the contract. However, due to the nature of the operations used to generate revenue, many sales transactions are carried out with prepayments or simultaneous cash transfers, so that the companies affiliated to the Group are not exposed to significant credit risk and there are no doubtful receivables at significant levels in the group companies. ftp 21

I VI) RISKS AND ASSESSMENTS OF THE BOARD OF DIRECTORS(Continued) VI.a) Information on the risk management policy that the Group will implement against the foreseen risks (continued): d) Funding Risk: The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements. e) Capital Risk: While trying to ensure the continuity of its activities in capital management on the one hand, the Group also aims at increasing its profitability by using the debt and equity balance in the most efficient way on the other hand. The Group's capital structure consists of the items of debts including loans, cash and cash equivalents, issued capital, capital reserves, profit reserves and retained earnings, respectively. The risks associated with each capital class together with the Group's cost of capital are evaluated by the management. Based on these assessments, the management aims at keeping the capital structure in balance through the acquisition of new debt or the repayment of existing debt, as well as dividend payments and issuance of new shares. Vl.b) Information on the activities and reports of the early detection and management of risk committee, if any: The Risk Committee, consisting of three independent members, two of whom are members of the Board of Directors, was established in 2021 to work in charge of this issue. The Risk Committee Charter contains detailed information about the responsibilities and working principles of the Risk Committee members. Vl.c) Projected risks in terms of sales, productivity, revenue generation capacity, profitability, debt/equity ratio and similar issues: Inflationary price increases affecting the cost of inventories, personnel costs, transport costs and other operating expenses have increased our cash requirements. In addition, the high inflationary environment in Turkey may result in a decline in customer demand, resulting in a decline in our Gross Sales Volume relative to our targets, and we may offer higher customer discounts to trigger any slowdown in demand to increase demand, which could result in a lower Gross Profit. As a result of this, we may seek additional financing for working capital needs from sources outside our operations. It may be possible for us to consider inorganic growth opportunities to expand our operations. Such acquisitions may result in additional cash requirements and financing. Since we bear the credit risk of parties related to our Pay Now Pay Later solution, and as we expand our financial services, our exposure to greater risk could affect the value of our financial assets. Buy Now Pay Later and our planned consumer finance product will result in additional cash requirements, if we prefer to finance with bank loans. In addition, from time to time we are required to provide financial assurance to third parties and we obtain letters of guarantee for our suppliers in connection with such obligations. Such off-balance sheet commitments may result in an increase in our financing costs. In connection with assessing our ability to continue as a going concern, we consider factors that could materially affect our assessment, including the competitive environment and customer demand, our ability to defer or cancel uncommitted capital expenditures and to reduce our advertising expenditures, as well as our ability to mitigate the impact of an inflationary environment, which could increase our operating expenses and costs and reduce our profitability, as follows: (i) in an inflationary environment, our vendors and product suppliers may demand shorter payment terms, which could result in a lower negative net working capital position and (ii) any regulatory changes that would limit our operational capabilities resulting in lower Gross Sales Volume generation could also result in a lower negative net working capital position. We anticipate that our long-term cash requirements will be driven largely by capital expenditures and ~ pitai nts necessary to improve o:: profitabilily;;usiness growth. Given the dynamic ~

VI) RISKS AND ASSESSMENTS OF THE BOARD OF DIRECTORS(Continued) Vl.c) Projected risks in terms of sales, productivity, revenue generation capacity, profitability, debUequity ratio and similar issues (continued): nature of the market in which we operate, changing market regulations, fluctuations in capital markets, the impact of the earthquake disaster in 2023 on our business in the first quarter, the current state of our business, the high inflation environment, volatility in foreign exchange rates, supply chain challenges due to the impact of the COVID-19 pandemic, as well as the impact on our business operations of the uncertainty created by the impact of the war between Russia and Ukraine, our ability to fully meet our long-term capital requirements and long-term liquidity needs may materialise outside our expectations and may be adversely affected The current economic environment and market conditions may limit our ability to borrow, to a lesser extent, in amounts that may be necessary or on acceptable terms to support our funding needs or cash flows. Additional debt will result in increased financial expenses. In addition to pursuing financing opportunities, we may evaluate different options and different plans concerning strategic business lines and implement necessary changes. In addition to this we remain focused on improving our overall operating performance and liquidity by improving our inventory method and renegotiating more favourable payment terms with our suppliers. We are dynamically reviewing our optimum staffing levels required to sustain our business and may take appropriate action where necessary. I VII) CONTROLLING COMPANY INFORMATION VII.a) Capital increases/decreases in subsidiaries and justification: D FAST DAGITIM HiZMETLERi VE LOJiSTiK A.$. At the Extraordinary General Assembly Meeting of O-Fast held on 11 .10.2022 and registered on 27.10.2022, O-Fast 's existing capital ofTL 197,329,299 was reduced by TL 150,000,000 to TL 47,329,299 and simultaneously increased by TL 175,000,000 to TL 222,329,299. O-Market owns 100% of O-Fast and there has been no change in share ownership in 2022. D ODEME ELEKTRONiK PARA VE ODEME HiZMETLERi A.$. With the decision taken at the Extraordinary General Assembly Meeting held on 19.01.2022 and registered on 28.01.2022, O-Payment's existing capital of TL 27,670,000 was reduced to TL 26,535,857 by a decrease of TL 1,134,143 and simultaneously increased to TL 76,535,857 by an increase of TL 50,000,000. With the decision taken at the Extraordinary General Assembly Meeting of D-Odeme held on 19.08.2022 and registered on 06.09.2022, the existing capital of O-Odeme, which was TL 76,535,857, was increased to TL 196,535,857 with an increase of TL 120,000,000. O-Market owns 100% of O-0deme and there has been no change in shareholding in 2022. HEPSi FiNANSAL DANl$MANLIK A.$. With the Extraordinary General Assembly Decision of Hepsi Finansal dated 23.03.2022 and registered on 31 .03.2022, it was decided to increase the existing capital of Hepsi Finansal amounting to TL 5,000,000 to TL 25,000,000 by increasing TL 20,000,000. With the Extraordinary General Assembly Resolution of Hepsi Finansal dated 24.06.2022 and registered on 13.07.2022, it has been resolved to increase the existing capital of Hepsi Finansal amounting to TL 25.000.000 to TL 35.000.000 by an increase of TL 10.000.000. With the Extraordinary General Assembly Resolution dated 13.12.2022 and registered on 20.12.2022, it has been resolved to increase the existing capital of Hepsi Finansal amounting to TL 35.000.000 to TL 49.000.000 with an increase ofTL 14.000.000. 23

VII) CONTROLLING COMPANY INFORMATION (Continued)

VII.a) Capital increases/decreases in subsidiaries and justification (continued):

D-Market owns 100% of Hepsi Finansal and there has been no change in shareholding in 2022.

HEPSİ FİNANSMAN A.Ş.

As announced in the trade registry gazette dated 15.04.2022 and numbered 10560, Hepsi Finansal's capital of TL 30,000,000 was increased to TL 50,000,000 by an increase of TL 20,000,0000 in accordance with the Ordinary General Assembly Meeting dated 25.03.2022.

100% of Hepsi Finansman is owned by Hepsi Finansal Danışmalık A.Ş. and Hepsi Finansmanl's shareswere taken over by Hepsi Finansal Danışmanlık A.Ş. in 2022. In accordance with Article 198 of the TCC, the fact that Hepsi Finansal Danışmanlık A.Ş. is the sole shareholder of Hepsi Finansman was registered and announced.

VII.b) Information about the shares of the companies included in the Group in the capital of the parent Company:

As of 31 December 2022, our Company is composed of 65.41% real person shareholders belonging to the Doğan Family, 20.02% shares corresponding to depositary receipts traded in the US and 14.57% investor shareholders and has no controlling shareholder.

VII.c) Statements on the internal audit and risk management systems of the group with respect to the preparation process of the consolidated financial statements:

The Company and its subsidiaries keep and prepare their legal books and statutory financial statements in accordance with the accounting principles prescribed by the Turkish Commercial Code and tax legislation. The consolidated financial statements of the Group are prepared and subjected to independent audit on the basis of Turkish Accounting Standards/Turkish Financial Reporting Standards ("TAS/TFRS") and the annexes and comments in relation thereto in compliance with international standards published by the Public Oversight, Accounting and Auditing Standards Authority.

Risk Management, monitoring and measurement of financial, operational and compliance risks are carried out by the Board of Directors and senior managers in the Group. In addition, the Risk Committee, consisting of three independent Members, two of whom are Members of the Board of Directors, was established in 2021 to work in charge of this issue.

The Group has Internal Audit and Internal Control & Compliance Units and these two teams carry out their activities to identify and design the right controls to reduce them, and test the healthy operation of the designed controls.

Risk management activities aimed at defining and detecting the risks faced by the Group and controlling and reducing the possible risks identified in this way are carried out in coordination with the Company's senior management and financial affairs department. Within this framework, in order to minimize and manage the risks specific to the sectors in which they operate, senior managers and unit managers were provided with training on legislation, thereby establishing a risk perception and raising awareness at all levels. In the management of compliance risks with the legislation of tax, commercial law and other regulatory authorities, which have an important place in financial, operational and compliance risks, evaluation meetings are held from time to time with the participation of auditing and certified public accountant companies, under the coordination of the Group CFO, and risks are constantly monitored.

VII.d) Information about the reports stipulated in Article 199 of the TCC:

Members of the Board of Directors did not have any requests within the framework of Article 199/4 of the Turkish Commercial Code.

24

i\ tlll) OTHER ISSUES 1) On 6 February 2023, two major earthquakes, with the epicentre in Kahramanmarai;;, affected 11 provinces in Southeastern Turkey, directly affecting the lives of approximately 14 million people. The Group's physical headquarters and offices, as well as the Gebze logistics centre, where most of the Group's employees are located, except for those working remotely, are located far away from the earthquake zone and were not affected by the earthquake. Of the 192 warehouses/offices owned by Hepsijet, eight were directly affected by the earthquake and need to be renovated to restore operations. The total number of Active Traders on the Group's marketplace in the affected area is approximately 6,500. Approximately 1,950 merchants on the Group's platform had their stores temporarily suspended at their request. The Group observed a temporary decrease in the total customer demand and the number of orders received on the platform, especially in the week of 6 February, compared to the previous week and the same week of the previous year. This decrease was probably due to the loss of trading volume and demand in the affected region and the Group's decision to suspend major marketing campaigns, events and media advertising for two weeks within the scope of the country's mourning. By mid-March, the overall situation had stabilised, with trading volume on the platform almost reaching pre-earthquake levels. Although the volume fluctuated during this period, by mid-March 2023 it had almost reached the pre-earthquake levels. 2) With the decision of the Company's Board of Directors dated 24 March 2021, the First Period of the vesting schedule of the share-based payment plan, which is defined as the end of 18 (eighteen) months after the public offering date of depositary receipts in the US, was completed on 31 January 2023. Accordingly, the Board of Directors has decided that 14 key personnel determined within the scope of the First Period of the share-based payment plan are entitled to receive Restricted Stock Units as defined in their individual agreements for a gross total of 1,662,592 Class B ordinary shares of the Company (which may be represented by ADPs). The Company has determined that a gross total of 533,030 Class B ordinary shares (which may be represented by ADPs) of the Company are entitled to receive Performance Stock Units to 12 key management personnel who have successfully met year-end performance criteria. A total of net 1.3 million Class B ordinary shares (which may be represented by ADPs) will be issued by the Company to these executives in accordance with the relevant vesting schedule following the issue of such shares by the Company or the acquisition of the Company. 3) On 24 April 2023, the Board of Directors made revisions to the Group's share-based payment plan dated 24 March 2021 for key executives, directors, managers, officers, employees and consultants who contribute to the Group's performance. The revisions to the share-based payment plan were in the form of allocating the unused portion of the First Period share amount to two newly created periods, the Fourth Period and the Fifth Period, without changing the eligibility criteria for the share-based payment plan, and without interfering with the vested rights of those who are covered by the First, Second and Third Period based on their individual contracts signed before the revision date. Since the participants of the Fourth and Fifth Periods have not yet been determined, it is not possible to determine the fair value of the revised plan at this time. 4) Murat Buyumez, the Group's Chief Commercial Officer ("CCO"), has suspended his duties at the Company between 2 May - 21 September 2023. On 21 September 2023, he is expected to return to the Company as Chief Investment Officer. In addition to his current position, Chief Commercial Officer responsibilities will be carried out by Ender Ozgun, Chief Marketing Officer. 5) In January 2023, the company name of Doruk Finansman A.$. was changed to Hepsi Finansman A.$. 6) Effective from 2 January 2023, the responsibilities of the Human Resources Group President position have been expanded to include customer experience and customer service functions under the name of Customer Experience and Human Resources Group President. 7) Effective from 2 January 2023, the responsibilities of the Chief Information Officer and Chief Technology Officer have been merged and streamlined under the role of Chief Technology Officer. 25

VIII) OTHER ISSUES (Continued)

8) With the Law No. 6563 on the Regulation of Electronic Commerce and the Regulation on Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers issued in accordance with the Law, which entered into force as of 1 January 2023 at the earliest, electronic commerce intermediary service providers are obliged to comply with regulations such as the prohibition of unfair commercial practices, the obligation to obtain an electronic commerce license, restrictions on advertising and discounts, and the prohibition of payment service and transportation activities if they meet certain provisions and conditions specified in the Law and Regulation. The Company is also subject to these provisions and conditions if it fulfils the conditions in the relevant Law and Regulation. Following the publication of the Law, a lawsuit was filed with the Constitutional Court for the cancellation of the Law. This lawsuit is still pending. In addition, following the publication of the Regulation, it has been reported in the press that a lawsuit was filed against the Ministry of Trade at the Council of State for the stay of execution and cancellation of certain articles of the Regulation and that the 10th Chamber of the Council of State unanimously ruled for the stay of execution of certain articles of the Regulation. The Ministry of Trade has the right to object to the stay of execution decision within 7 days from the date of notification of the Council of State Decision. With the decision rendered as a result of the objection, the stay of execution may be lifted or finalised. However, what will change the process and implementation will be the final decision of the Constitutional Court regarding the cancellation of the Law. The obligations regulated in the Law are currently in force.

9) On April 20, 2023, the Federal Court issued an order of preliminary approval finding that the terms of the settlement agreement were well negotiated, did not require excessive fees to be paid to lawyers, and contained equitable provisions. The Court set August 1, 2023 as the next hearing date for the final approval of the settlement agreement. The effectiveness of the settlement is subject to the final approval of the Federal Court and the approval or judgment of the State Court, which the Company cannot guarantee.

10) With the Extraordinary General Assembly Decision of Hepsi Finansal Danışmanlık A.Ş. dated 06.04.2023 and registered on 19.04.2023, it has been decided to increase the existing capital of TL 49,000,000 to TL 109,000,000 by an increase of TL 60,000,000.

11) With the Extraordinary General Assembly Decision of D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. dated 24.04.2023 and registered on 02.05.2023, it has been decided to reduce the existing capital of TL 196,535,857 to TL 111,535,857 by decreasing TL 85,000,000 and to increase it to TL 196,535,857 by increasing TL 85,000,000 simultaneously.

Hanzade Vasfiye DOĞAN BOYNER *President*	**Erman KALKANDELEN** *Vice President*
Vuslat SABANCI *Member*	**Tolga BABALI** *Member*
Mehmet Murat EMİRDAĞ *Member*	**Tayfun BAYAZIT** *Independent Member*

26

VIII) OTHER ISSUES (Continued)

8) With the Law No. 6563 on the Regulation of Electronic Commerce and the Regulation on Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers issued in accordance with the Law, which entered into force as of 1 January 2023 at the earliest, electronic commerce intermediary service providers are obliged to comply with regulations such as the prohibition of unfair commercial practices, the obligation to obtain an electronic commerce license, restrictions on advertising and discounts, and the prohibition of payment service and transportation activities if they meet certain provisions and conditions specified in the Law and Regulation. The Company is also subject to these provisions and conditions if it fulfils the conditions in the relevant Law and Regulation. Following the publication of the Law, a lawsuit was filed with the Constitutional Court for the cancellation of the Law. This lawsuit is still pending. In addition, following the publication of the Regulation, it has been reported in the press that a lawsuit was filed against the Ministry of Trade at the Council of State for the stay of execution and cancellation of certain articles of the Regulation and that the 10th Chamber of the Council of State unanimously ruled for the stay of execution of certain articles of the Regulation. The Ministry of Trade has the right to object to the stay of execution decision within 7 days from the date of notification of the Council of State Decision. With the decision rendered as a result of the objection, the stay of execution may be lifted or finalised. However, what will change the process and implementation will be the final decision of the Constitutional Court regarding the cancellation of the Law. The obligations regulated in the Law are currently in force.

9) On April 20, 2023, the Federal Court issued an order of preliminary approval finding that the terms of the settlement agreement were well negotiated, did not require excessive fees to be paid to lawyers, and contained equitable provisions. The Court set August 1, 2023 as the next hearing date for the final approval of the settlement agreement. The effectiveness of the settlement is subject to the final approval of the Federal Court and the approval or judgment of the State Court, which the Company cannot guarantee.

10) With the Extraordinary General Assembly Decision of Hepsi Finansal Danışmanlık A.Ş. dated 06.04.2023 and registered on 19.04.2023, it has been decided to increase the existing capital of TL 49,000,000 to TL 109,000,000 by an increase of TL 60,000,000.

11) With the Extraordinary General Assembly Decision of D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. dated 24.04.2023 and registered on 02.05.2023, it has been decided to reduce the existing capital of TL 196,535,857 to TL 111,535,857 by decreasing TL 85,000,000 and to increase it to TL 196,535,857 by increasing TL 85,000,000 simultaneously.

Hanzade Vasfiye DOĞAN BOYNER *President*	**Erman KALKANDELEN** *Vice President*
Vuslat SABANCI *Member*	**Tolga BABALI** *Member*
Mehmet Murat EMİRDAĞ *Member*	**Tayfun BAYAZIT** *Independent Member*

26

Ahg~LU Halil Cem KARAKA$ Independent Memb Independent Member Stefan GROSS-SELBECK Independent Member 27